January 11, 2016

By EDGAR

Mara L. Ransom
Assistant Director, Office of Consumer Products
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Wayfair, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 19, 2015
File No. 001-36666

Dear Ms. Ransom:

This letter responds to the Securities and Exchange Commission’s (the “Commission”) letter dated December 29, 2015 relating to its staff’s (the “Staff”) review of Wayfair Inc.’s (the “Company”) Annual Report on Form 10-K for the fiscal year ended December 31, 2014, as filed by the Company on March 19, 2015 (the “Form 10-K”).

For reference purposes, we include below the Staff’s comment and provide the Company’s corresponding response below the comment.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

In future filings please expand your discussion of your estimated capital expenditures for the next annual fiscal period under the liquidity and capital resources heading. In this regard, we note your references here to expanding your international operations and increasing your mobile platform’s capabilities and, in your earnings call, to your supply chain infrastructure and engineering investments. Please see Item 303 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it intends to include appropriate additional information on its estimated capital expenditures in future filings.

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosures in the Form 10-K; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and (iii) it is the Staff’s view that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or further comments regarding this matter, please contact me at (617) 532-6110.

Sincerely,

/s/ NIRAJ SHAH

Niraj Shah
President and Chief Executive Officer